Filed by Valens Semiconductor Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PTK Acquisition Corp.

Commission File No. 001-39377

Date: May 25, 2021

&

PTK Acquisition Corp.

Conference Call

May 25, 2021

CORPORATE PARTICPANTS

Peter Kuo, Chief Executive Officer, PTK Acquisition Corp.

Gideon Ben-Zvi, Chief Executive Officer, Valens Semiconductor

Dror Heldenberg, Chief Financial Officer, Valens Semiconductor

PRESENTATION INTRODUCTION

Matthew Keating, CFA – Financial Profiles

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

Valens - PTK Acquisition Corp. - Conference Call Transcript – May 25, 2021

Matthew Keating, CFA - Financial Profiles

Good day everyone and welcome to the Valens and PTK Acquisition Corp. conference call. We thank everyone for joining us. The information discussed today is qualified in its entirety by the Form 8-K that has been filed by PTK Acquisition Corp. and may be accessed on the SEC’s website at www.sec.gov, including the exhibits thereto. During this call, we will be referring to an Investor Presentation, which can be found on the Investors section of Valens’ website, PTK Acquisition Corp.’s website, as well as the SEC’s website. Please review the disclaimers included therein and refer to that as a guide for today’s call.

Statements made during this call that are not statements of historical fact, constitute forward-looking statements and are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today’s date. For more information, please refer to the risks, uncertainties and other factors discussed in PTK Acquisition Corp.’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements that we make whenever they appear. For everyone on the conference call, Valens and PTK Acquisition Corp. will not be fielding any questions.

Hosting today’s call are Peter Kuo, Chief Executive Officer of PTK Acquisition Corp., Gideon Ben-Zvi, Chief Executive Officer of Valens, and Dror Heldenberg, Chief Financial Officer of Valens. With that, I’d like to turn the call over to Peter Kuo, Chief Executive Officer of PTK Acquisition Corp.

Peter Kuo, Chief Executive Officer of PTK Acquisition Corp.

Hi everyone and thank you for your time today. My name is Peter Kuo and I'm the Chief Executive Officer of PTK Acquisition Corporation. Today, we are thrilled to announce this transaction between PTK and Valens, as the company moves to its next phase of growth as a public company to be listed on the New York Stock Exchange.

A bit of background about PTK, we are a $115 million Special Purpose Acquisition Corporation that priced our IPO in July of 2020. Our team is comprised of operating and investment professionals with deep expertise in the hardware and components sector, and as a result, we have focused much of our deal sourcing in those industries.

Over the course of the past seven months, we've considered over 140 merger partners and I have had the chance to speak with many exciting and interesting companies. And since we've listed, as many of you undoubtedly are aware of, the SPAC market has undergone a sea change of activity, both in the size and nature of the transactions. While some SPAC deals have moved towards what we would consider somewhat more speculative business models, the focus here at PTK has remained on companies that combine both meaningful market opportunity with proven execution capability and leading-edge technology.

And in Valens, we are extremely confident that we have found a company that has met and surpassed those core criteria, and as a result cannot be more excited today to be partnering up with the company

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

Valens - PTK Acquisition Corp. - Conference Call Transcript – May 25, 2021

as they shape the future of connectivity in a range of industries including audio-video, automotive, and ultimately, broader end markets where high-speed wired connectivity is critical.

As we all know, the future of the car is undergoing dramatic change. Whether through the shift to electric or autonomous driving, the proliferation of data in current and next generation vehicles has created a critical need to develop much faster and reliable means of transferring data within the car. Whether this data is generated by lidar, radar, sensors, or cameras, it will need to be transmitted reliably and efficiently in order to enable the vehicle of the future.

And that's where Valens comes in. Through the company's pioneering technology and a best-in-class management team led by the CEO Gideon Ben-Zvi and CFO Dror Heldenberg, Valens is setting the bar for next generation vehicle connectivity through their MIPI A-PHY standard. This is an industry approved benchmark validated by over 300 industry partners, including other automotive OEMs, Tier 1s, and semiconductor companies. And as the leader in driving the MIPI-APHY standard, Valens is poised to dominate this standard and as a result, the future of high-speed in-vehicle connectivity.

While there's no question in our mind about the market opportunity for Valens, what really validated to PTK how successful this transaction could be is the company's existing track record of success. Valens is a business that has shipped over 25 million chips to some of the most demanding customers in the world, including Daimler Mercedes Benz. In fact, Mercedes will be using Valens’ chips across all of its passenger vehicles, starting from the high-end S-class series this year. And as some of you may be aware of, Mercedes at the end of last month announced their first all-electric luxury sedan, the EQS, which is already using multiple Valens chips in its infotainment system.

And in addition to Daimler, Valens has a number of critical strategic relationships that validate our investment thesis. The company has the full support of Mobileye and Sony for its next generation MIPI A-PHY standard, and already counts leading semiconductor companies such as MediaTek and Samsung as private round investors. And our PIPE will be anchored from the financial side by one of the world's leading sovereign wealth funds and from the strategic side by MediaTek, the world's leading chipset provider in mobile and one of the top five IC fabless companies in the world.

Regarding the transaction parameters, this deal is priced at an enterprise value of $900 million, which implies a multiple of 7.5x 2023 revenue and 1.9x 2026 revenue. We expect the transaction will result in over $200 million of net proceeds, including a fully committed $125 million PIPE. All proceeds will go to the company's balance sheet and are expected to be sufficient for the company to fully fund its business objectives and achieve cash flow breakeven. Moreover, no existing shareholders will be selling in the transaction and Valens shareholders will be subject to a six-month lockup. In short, the PTK team is very impressed by the Valens team and excited to be a partner of theirs. With that, I'd like to hand it over to Valens’ CEO Gideon Ben-Zvi to tell you more about the company. Gideon.

Gideon Ben-Zvi, Chief Executive Officer of Valens

Hello everyone. Peter, thanks for the kind introduction and thank you all for your time. Valens is Israel-based. We are a world leader in connectivity over wires. We work in a fabless model. We develop, plan, and market and we do not invest in manufacturing lines. Our silicon operation is outsourced to third

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

Valens - PTK Acquisition Corp. - Conference Call Transcript – May 25, 2021

parties. Our technology is an enabler for audio-video and is making its way to become an enabler in automotive wired connectivity.

My name is Gideon Ben-Zvi, I founded and co-founded four companies. I sold two of them and took one public. The last was BriefCam technology that became famous after the Boston Marathon bombing and sold to Canon Japan two and a half years ago. I served 16 years as CEO, 14 years as a chairman and investor. This is how I met Valens, initially a board member and investor for over nine years. I am passionate about Valens, about the accomplishments and the opportunity to make it exceptional.

Valens at a glance. We are Valens. We are the leaders in connectivity solutions and we're offering the best wired connectivity technology in the world.

Our activities are divided into two main business units:

We are the market leader in long-reach connectivity for Audio-Video market and our HDBaseT technology is the de facto standard in this industry. Together with other AV powerhouses, we founded the HDBaseT Alliance which today proudly boasts more than 200 member companies. We are the undisputed leader in this market, enjoying a very profitable business and sustained year-to-year growth.

Our newer business unit is focused on the automotive market, where we have developed superior solutions for in-vehicle connectivity. Our technology is a critical enabler for the ADAS and autonomous driving revolution. In a very short time, we have accomplished significant achievements in this market. We are already on the road in Daimler vehicles and our technology is the basis for a new automotive standard for high-speed connectivity.

We have approximately 270 employees, most of which are located at the company's headquarters in Israel. We are heavily focused on engineering R&D, with 95 patent applications granted and another 21 patent applications pending. We have achieved $460 million cumulative revenue to date, resulting from the sale of over 25 million chips. Our focus in 2021 is to achieve revenues in excess of $67 million with a gross margin of approximately 70%. In terms of market potential, we estimate a 2026 SAM in excess of $9 billion.

Our leadership team brings together industry veterans with a proven track record of success across the semiconductor world and beyond. And know that we share experience in taking an idea for a product to scale to production and access markets. We are supported by a very strong Board of Directors led by our Chairman Dr. Peter Mertens, an extremely well known and respected figure in the automotive industry having fulfilled executive roles in Volvo Cars, GM and Mercedes Benz, as well as serving on the Board of the Management of Audi.

Valens is an established company focused on execution and with a track record of pushing boundaries. We are proud of our long list of achievements. Our journey begins with our establishment in 2006 and by 2010 our first audio-video chipset reached the market. In 2012, we became the de facto long-reach

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

Valens - PTK Acquisition Corp. - Conference Call Transcript – May 25, 2021

connectivity standard for audio-video installations with thousands of HDBaseT-enabled products on the market and as a result the company became profitable.

A couple of years later, we opened our automotive business unit with the understanding that our technology is the perfect fit for the evolving automotive market needs. Very quickly we won our first automotive customer, Daimler. Today, we can proudly say that our chipsets are fully operational and on the road in several Daimler models.

2020 was a very exciting year for us packed with achievements. The MIPI Alliance A-PHY standard was released to the market and is substantially based on Valens technology. Yet again, Valens is setting industry standards and today we are the market leader in MIPI A-PHY solutions. By 2026, the expected widespread adoption of A-PHY technology will generate a massive revenue boost for Valens resulting in a majority of our revenues coming from our automotive business unit. All this paves the way for us to reach a $1 billion annual revenue milestone that we expect to achieve by the end of the decade.

So, what is Valens’ technology?

Simply put, we are the best connectivity technology in the world serving multiple different verticals. Based upon a superior physical layer implementation, our chipsets work using simple wiring infrastructure to drive multi-gigabit bandwidths over error-free links with zero latency. Valens chipsets today can support link speeds of up to 16 gigabytes per second without the need for any compression. Through this approach systems designed around Valens chips benefit from efficient implementation and lowest total system cost.

In the diagram, you can see how our unique capabilities allow us to converge multiple different data protocols over a single long-reach link using simple wiring. All this enables us to provide the most optimized connectivity solution for any application. This is a unique value proposition that no other technology can match.

There are seven bullets I would like to address as our investment thesis.

Redefining high-speed, zero-latency connectivity in automotive, enabling fewer cables, lower weight, and lower costs super relevant to a world with an increasing number of sensors.

Driver of industry standard positions to become the connectivity platform of choice winning very large players.

Strong take-ups by leading OEMs and robust customer pipelines starting with Mercedes awarded to more models and working closely with new OEMs.

Global automotive semiconductor TAM is expected to reach $68 billion by 2026. Valens automotive SAM infotainment, sensors, displays is expected to reach $8 billion by 2026.

Leveraging leadership position in audio-video connectivity. Serving top audio-video players. The market accelerated this year by audio-video demand with work-from-home and hybrid education.

Projected $67 million revenue in 2021 at 70% gross margins growing to $480 million in 2026.

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

Valens - PTK Acquisition Corp. - Conference Call Transcript – May 25, 2021

The transaction will further accelerate this roadmap for more substantial growth and profitability. We have an experienced team with a proven track record of value creation and execution to take it further.

So, now let's see how this converges in terms of real business beginning with automotive. Please allow me to introduce to you our CFO, Dror Heldenberg. Dror is our CFO for over six years. Dror has vast experience with semiconductors. Dror was CFO of BroadLight that was acquired by Broadcom and Dror as CFO played a key role in the process. Dror the floor is yours.

Dror Heldenberg, Chief Financial Officer of Valens

Hello, my name is Dror Heldenberg and in the last six years I am Valens’ CFO. If we look at a snapshot of the vehicle architecture evolution over the past 30 years, we can see the changes in the marketplace with OEMs rolling out vehicles with far more sensors and displays than ever before. It is clear to all that the industry cannot simply continue with the deployment of more and more legacy solutions and instead, a new approach is needed. A new solution is required that can on one hand provide much more bandwidth, but at the same time can support this bandwidth on much simplified architecture.

Why is this so important? Because the automakers have quite literally run out of space in their cars. This is what is so unique to Valens’ solution. And this is precisely why Valens is such a key enabler for automotive evolution. We're the only one stop-shop for high-speed smart connectivity solutions in the automotive industry. It can be for infotainment application, ADAS systems, or autonomous driving.

Here we can see the four main drivers in the automotive industry today. The use of more compute elements or ECUs as they are called in the vehicle is driving an urgent need for high-speed data processing capabilities. However, the deployment of these new electronic units cannot come at the expense of a more complicated car architecture. Since cost, weight and lack of real estate are already pushing the automakers to their limits. So, a new approach must be adopted.

More and more ADAS systems are already being deployed with the eventual goal of reaching the Holy Grail of autonomous driving. And of course, the need for even greater passenger safety remains the top priority for OEMs which is why they are integrating so many new ADAS systems. All of these are the triggers for high-speed connectivity within the car.

We will now elaborate on how Valens is addressing each and every one of these. The amount of data flowing around, into and out of the car today, has resulted in enormous bandwidth requirements. This bandwidth will grow exponentially in the coming years to the extent that the car is becoming a data center on wheels. As a result, a robust networking solution is required to support all this data. And this is exactly where Valens’ chipsets come into play. If we keep with the data center analogy, Valens is doing to automotive precisely what Mellanox, now part of Nvidia, did to data centers.

As we show in the architecture evolution slide, car architecture has been pushed to a breaking point, and legacy solutions are not able to accommodate current and future needs. Why? Because those solutions are limited in terms of bandwidth and performance. And because the cars have run out of physical space to simply add more cables, connectors and devices. Maybe you don't know it, but even today the harness is already the third heaviest and most expensive element in the car after the chassis

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

Valens - PTK Acquisition Corp. - Conference Call Transcript – May 25, 2021

and the engine. By comparison, Valens’ elegant solutions give the OEMs more for less, providing more than double the bandwidth over a simpler unshielded wiring harness. As a result, our chipsets enable lower system cost, reduced complexity and less power consumption, a critical factor in particular for electric vehicles.

Our technology excels in the harsh automotive environment, providing increased link resilience with built in diagnostic and analytic capabilities. It is clear that the entire automotive industry is focused on providing more and more enhanced ADAS features. The OEMs are integrating various types of sensors. It can be cameras, radars, or lidars into their cars, as can be seen in the diagram. Valens is completely agnostic to the types of sensors being deployed, since they all require, long-reach, high-speed connectivity, and more importantly, zero latency to detect and act on safety events within milliseconds.

In the table, you can see the significant growth expected in the number of different sensors representing multiple high-speed links per car, which has translated into significant TAM for Valens. As I am sure you are all aware, recently we have seen many SPACS of lidar and radar companies. Each one of them claims to be the dominant sensor technology. But no matter who wins the battle or what sensor mix will be deployed in the car, Valens with its connectivity solution will benefit from it.

Another important element of Valens’ solution is our superior performance and in the car this performance protects lives. Recent ADAS developments have a common goal to reduce accidents and enhance passenger safety. However, legacy technologies cannot properly address the new design requirements and hence compromise on performance and safety. A few examples of this are shown here in this slide. Data rates are rising exponentially and legacy technologies are unable to keep up. At the same time cable lengths are increasing which has a direct impact on the quality of the links and on the signal integrity. And the increasing number of electronic systems and cables being installed in the car are creating increased electromagnetic interference that the vehicle systems must deal with.

Valens’ technology is the only solution capable of providing error-free links under these tough conditions. And in doing so, we can help guarantee passenger safety. So, for all the reasons we have discussed, Valens’ solutions are providing significant value across all automotive applications, whether it be for infotainment and telematics, ADAS and autonomous driving, body chassis connectivity, or high-performance computing and resource sharing. Whatever the use case, Valens is the ultimate connectivity technology.

Now, let's take a look at some of the amazing achievements that Valens has already accomplished in the automotive industry. Daimler was the first OEM to identify the superiority of our solutions and what it brings to the automotive market. In 2016, Daimler announced their plans to embed Valens chipsets in multiple next-generation platforms across their model range. Since then, Daimler has become a very close partner for Valens and we are already on the road with Daimler's cars.

In addition, Valens was already awarded the gen 23 platform and is spec’ed in for the gen 25 models. So, this engagement will last at least through the end of the decade and the estimated contracted value of this collaboration runs into hundreds of millions of dollars along the project life cycle.

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

Valens - PTK Acquisition Corp. - Conference Call Transcript – May 25, 2021

On average, every Mercedes car will be equipped with 3 to 4 chips of Valens. It means revenue per car of $18 to $20 and only this project represents to Valens an annual revenue of approximately $35 million.

Another customer that we have partnered with recently is a leading truck technology manufacturer looking to solve the truck-trailer connectivity challenge. Valens’ technology is the only solution capable of supporting high-speed data links running for up to 40 meters in the extremely noisy truck environment. As a result of the performance of our technology, we were chosen as the solution for connecting a camera on the rear side of the trailer to a display in the driver’s cab. Here again, Valens is solving a critical safety hazard for the truck industry. In terms of business opportunity, while the number of chips in this deal is not as high as in the Daimler deal, this market is characterized by a much higher ASP and much higher margins. And it is important to mention that Valens is already in discussions with other truck technology makers to implement similar solutions.

And now, let's talk on the most important achievement of Valens. In 2019, the MIPI Alliance, one of the leading standards organizations, the same one that defined the standard for video interfaces in our cell phones, selected Valens’ technology to serve as the baseline for its new standard for high-speed in-vehicle video connectivity. It is critical because technology solutions that are backed by standards are the ones to be adopted by the mass market.

This is an unprecedent achievement that validates how superior is the Valens technology, especially given the fact that the MIPI A-PHY working group considered competing proposals from many leading players in the semiconductor industry for almost one and a half years of very thorough and comprehensive process.

Since A-PHY is based on our technology, it puts Valens years ahead of the curve in bringing A-PHY chipsets to the market. It means that Valens will be the first provider of a high-speed connectivity solutions that will enjoy the mass deployment in most vehicles across the automotive industry. Valens is going to be the first company that will sample products that will comply with this new standard. Samples will be available already at the beginning of the fourth quarter of this year. This will position Valens as the incumbent solution for high-speed connectivity in the mass market.

The A-PHY specification was officially released in September 2020 and since then we see incredible momentum building within the industry as more and more leading players are adopting the A-PHY solution. All of the brand names shown on the left side of the slide contributed to the development of MIPI A-PHY standard and Valens is at the center of this ecosystem. Mobileye and Sony have already committed to bringing products supporting A-PHY to market. As the leader in A-PHY technology, Valens is working closely with these players and others to strengthen and expand the ecosystem and make the MIPI A-PHY vision a reality.

And finally, and not less and probably more important is the fact that less than a month after the release of the MIPI A-PHY specification to the market, the well-known standard alliance called IEEE announced that it will adopt “as-is” the A-PHY standard as one of its own automotive standards. This move will

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

Valens - PTK Acquisition Corp. - Conference Call Transcript – May 25, 2021

make the technology available to an even wider ecosystem of players and further guarantee its success in the market.

The automotive semiconductor market is truly at an inflection point and this growth derives primarily from the automotive connectivity domain. The total available market size in 2021 is $45 billion, growing to a forecast of $68 billion in 2026 with a CAGR of 8%.

If we look at high-speed links addressing infotainment, sensors, and display applications, by the way all of which are relevant to Valens products, we can see a SAM of $1.6 billion in 2021 rising to $7.6 billion in 2026, representing a CAGR of 35%.

And a few words about competition. When comparing in-vehicle connectivity options, a holistic approach is required. While competing solutions may each address some of the requirements of the market, the inherent strength of Valens’ technology is that it provides the most optimized solution when considering all the criteria without compromising on performance and while maintaining the lowest total system cost. This is exactly what is unique about our technology and this is why our solution is positioned to capture all the high-speed connectivity applications within the car.

Gideon back to you.

Gideon Ben-Zvi, Chief Executive Officer of Valens

Thank you Dror. So let's now turn our attention to our audio-video activity. This is the market that made us and will continue to grow and glorify Valens. The market where we show that we know how to capture leadership.

HDBaseT connectivity is the standard for audio-video connectivity. It is deployed wherever long-reach, high-definition video systems are required such as digital signage, projectors, medical, education, industrial, and transportation applications.

To make this technology a real industry standard, Valens co-founded the HDBaseT Alliance in 2010 together with Samsung, LG, and Sony Pictures. Today, the Alliance enjoys great success with more than 200 member companies, almost all of them developing HDBaseT products with Valens chipsets inside.

Valens’ audio-video customers include all the leading players in the AV world, a selection of whom are listed here. We continue to see new HDBaseT products being released to market all the time adding to the millions of products that have already been sold and installed. As you can see by some of the recently launched products from companies like Samsung, Creston, Logitech, Siemens Healthcare, and Epson, our chipsets are enabling new and revolutionary devices in the fields of displays, video conferencing, medical devices, and education, to name but a few.

Recent impact from COVID-19 has accelerated the demand for video conferencing, distance hybrid education, remote health care, home entertainment and work-from-home solutions, thereby driving demand for Valens’ high-speed connectivity solutions.

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

Valens - PTK Acquisition Corp. - Conference Call Transcript – May 25, 2021

With the need for social distancing, video conferencing has become the new normal in many different aspects of our lives. Once a domain of the business world only, video conferencing is now prevalent for hybrid learning, virtual events, and even remote healthcare. Valens audio-video chipsets, supporting zero-latency extension of not only audio-video but also USB. This is the key enabler for this new hybrid normal, providing a seamless user experience wherever they are installed. To illustrate the huge potential that such systems have for Valens’ business let’s take the example of the Logitech video conferencing system shown on the previous slide. At the beginning of 2020, Logitech was a small customer of ours, but within less than 10 months from the start of the pandemic Logitech became Valens’ second largest customer based purely on their video conferencing system. For Valens, it is an entry to more basic larger markets that have considerable room to grow. Logitech leads this trend and Valens enables Logitech to reach these new markets. This new normal is clearly creating new opportunities for us and we expect it to double our audio-video revenue stream in the future.

To illustrate the strengths and diversity of our technology, we can see how our existing audio-video offering is being used in adjacent verticals such as industrial, medical imaging, and transportation. All of these markets require long-reach, high-resolution video connectivity, and many of the industry leaders have identified the value that Valens chipsets bring to the markets. All of the names shown here are already producing systems based on Valens technology, and we continue to attract new customers in these verticals. So, let's now move to the financial data. Back to you Dror.

Dror Heldenberg, Chief Financial Officer of Valens

Overall, we see revenue CAGR of 48% between now and 2026, which should bring the company to revenues of $480 million while maintaining gross margin of 64% with approximately 42% of EBITDA in 2026.

We already have a sustainable business, which is currently based upon the audio-video business and the initial revenues from our automotive chipsets. In 2021, Valens is expected to achieve revenues of $67 million with a very healthy gross margin of 70%.

Given the opportunity that we have with the SPAC, we now understand that the more funds we have access to will enable us to invest more in development and expand Valens’ product offering. This will allow us to accelerate and boost our revenues, both in the audio-video side where we see more opportunities as a result of Covid 19 and the “new normal life” trend as well as in the automotive space. And that is the main motivation for us to enter into the SPAC engagement.

The main target of the investment is to capture the automotive opportunities, where we see explosive growth potential for the company of more than 107% between now and the end of 2026. We believe that with the right set of products, Valens will reach revenues of $280 million from the automotive business in 2026 while maintaining a very healthy gross margin of around 60%. At the same time, in the audio-video market we believe we are well positioned to grow the business from the current numbers to almost $200 million in 2026 while maintaining this business’s very healthy gross margins.

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

Valens - PTK Acquisition Corp. - Conference Call Transcript – May 25, 2021

With respect to the revenue growth, obviously today most of our revenue is still coming from our well-established audio-video business. However, as you can see the balance and mix of revenues is going to change over time as the impact of our automotive business grows. In 2026, Valens will already enjoy more revenues from automotive than from audio-video.

One important point is that between now and the end of 2023 all the projected revenues are based on existing contracts and existing products. So, the revenues are not dependent on the success of development and introduction of new products into the market. This is why we have very high confidence in this forecast.

We are already selling to a number of leading automotive Tier 1s including Continental, Harman, Molex and Bosch. These are not engagements for proof of concepts or for selling a few samples, these are sales in millions of dollars in mass production to each one of them. In addition, we have in place a strong pipeline of more than 10 automotive partners who are actively evaluating and integrating our A-PHY based solutions. We believe that following these evaluations, such OEMs will issue RFIs /RFQs that will adopt our products and technology into their new cars starting in 2024/2025.

We believe that given all the market trends that we have discussed, in 2024 the company will reach breakeven and from that point and on when the revenues from the new products that comply with the MIPI A-PHY standard will ramp up, Valens will enjoy all the trends related to the growth in sensor and high-resolution displays deployment in the cars.

If we now look at the gross margin, in 2020 and 2021 we enjoy the fact that most of the revenues still come from the audio-video business. As the product mix changes, we will see some expected erosion in the gross margin, but we still believe that in 2026 the company’s weighted gross margin is going to be 65%, and over time we predict that we will be able to secure a steady-state gross margin of between 62% and 65%.

Looking at the EBITDA, as mentioned previously, we are going to invest greatly in the development of new products between now and the end of 2024 in order to enlarge our product portfolio and ensure that we are well positioned to capture all the opportunities we see in the market. And starting from 2024 we plan that Valens will reach breakeven, and then in 2026 we believe that we will work with EBITDA of around 42%.

Summarizing everything in this P&L projection, I would like to focus on two periods: the first, between now and the end of 2023 and the second from 2024-2026.

Between now and the end of 2023, Valens is very confident that we are going to meet our projections - as it is all based on our existing engagements and products. As previously mentioned, the revenue projections are mainly based upon the growth of the market and the fact that we have all the products that we need to serve that market in the coming years both in automotive and in audio-video. During this period, we will see the ramp up of the automotive business as a result of the Daimler project as well as the truck deal.

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

Valens - PTK Acquisition Corp. - Conference Call Transcript – May 25, 2021

Between 2024 and 2026, we are starting to see the pipeline that is being built around Valens’ products in the automotive space. Given the fact that Valens will be the first-to-market with solutions compliant with the MIPI A-PHY standard and given OEM needs for such products, we believe that we are going to see our new A-PHY products in mass production with some of the early adopters already in 2024 and with more automotive players starting in 2025-2026. And this is the key driver for the revenue growth shown in this slide and to the profitability that we present.

Peter, back to you.

Peter Kuo, Chief Executive Officer of PTK Acquisition Corp.

Thank you, Dror. So, the next few slides overlay our transaction overview as well as provide the thesis as well as valuation support for the transaction. As noted at the outset of the presentation today, the company will be listed through the business combination with PTK on the New York Stock Exchange. And as noted earlier, the company will not be selling any secondary shares in the transaction. The pro forma enterprise value is $900 million. It implies a 7.5x EV to 2023 revenue multiple and a 1.9x EV to 2026 revenue multiple.

The total proceeds raised in this transaction is expected to be $240 million. That includes the $115 million of cash held in trust by PTK today, as well as a $125 million fully committed ordinary share PIPE at $10 per share. Importantly, no additional capital is required to be raised between now and for the company to achieve cash flow positive status.

So, on the next slide, we talk about the pro forma equity ownership structure. And based on the transaction parameters that we've laid out, as you see on the bottom right of the slide, post transaction Valens shareholders will own roughly 78% of the combined company, with PIPE shareholders owning roughly 11%, and existing PTK public shareholders at approximately 9%. And we have also structured the deal where we think we are aligning both the short and long-term stakeholders of the transaction. And that's reflected in some of the commentary at the bottom left of the slide here.

To recap, all Valens existing shareholders will retain their stake in the company. There will be a six-month lockup for shares held by Valens existing shareholders. And importantly, from the PTK sponsor side, 35% of our founder shares will be unvested at the time of the merger, and those shares will only vest under specific price targets. In particular, 10% will vest if the share price achieves $12 or higher, another 12.5% vest if the share price achieves $12.50 or higher, and the other 12.5% vest if the share price achieves $15 or higher. And we believe this reflects not only our confidence in the company, but also the fact that the PTK team intends to be very involved with the company over the long term in helping the business achieve its business plan forecast.

And on the next slide, we lay out the valuation benchmarking. So, as you'll see here, we drove the comp set from two particular sets of comparable companies. One is recent AutoTech SPACs in the hardware space, and the other on the right-hand side is analog mixed signal companies, traditional semiconductor comps if you will. And we think that Valens captures the best of both of these comp universes. On the one hand, the company because of its exposure to high-end growth markets, achieved the ability or

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

Valens - PTK Acquisition Corp. - Conference Call Transcript – May 25, 2021

reflects the ability for high growth that's represented in the AutoTech SPAC universe, and this is a combination of hardware companies in the lidar space, semiconductor space, and also in charging infrastructure. While at the same time the company provides the high degree of revenue visibility and predictability of more established companies. And that's reflected in the analog mixed signal concepts here. And as you'll see on the presentation both on an EV to revenue and EV to EBITDA perspective, we do believe that the valuation we are presenting today represents an attractive discount to where the comps are trading.

And on the next slide, we lay out the operational benchmarking. Important to reiterate here that the revenue growth opportunity for Valens is very much in line with those of companies in the earlier stages of development, particularly in the AutoTech SPAC universe, while at the same time much higher than those of traditional analog mixed signal companies that don't have the pure end market growth exposure that Valens does. Similarly, on the gross margin and EBITDA margin perspective, the company's metrics perform very favorably with those of its peer group, in fact at the middle to higher end of its concepts.

And to sum it up on the valuation framework slide. What we did here was provide a comparison of both 2026 and 2023 valuation snapshots. And clearly on the 2026 valuation perspective, the company's valuation that we're presenting here today we believe represents a very attractive discount to where the comp universe implies a 2026 future enterprise value, even at a discount rate.

And we do think though, it was also very important, particularly in light of the current market to show that Valens on a 2023 revenue perspective compares also very favorably with its peer group. The 2023 forecast for Valens is completely derived of companies or prospective customers that they are already in conversations with and based on product that the company already has and is available to ship to these prospective customers. And as a result, we think that this provides investors with a meaningful way to cross check the 2023 numbers on the solid existing book of business, plus de-risking the investment on a near-term basis, while still providing a very attractive upside valuation as we believe this transaction and the proceeds raised will leave the company extremely well positioned to execute upon its business plan and achieve the growth forecasts that we've laid out here for investors today.

And with that, I'll pass it back to Gideon for concluding comments. Thank you.

Gideon Ben-Zvi, Chief Executive Officer of Valens

Thank you Peter and I would like to conclude our session. We feel blessed with PTK as our partner. Valens is a company with a proven execution track record, taking challenges and turning them into a prosperous reality. We did it twice and we are on our way to do it a third time. We invite you to join the talent and determination of our R&D team, the hunger and aggressiveness of our business teams and the experience to direct those to further success. Thank you.

Every effort has been made to provide an accurate transcription. There may be material errors, omissions or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.